UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

September 30, 2016

HEMPTECH CORP.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

10901 Roosevelt Blvd, Suite 1000c, Saint Petersburg, FL 33716

(Full mailing address of principal executive offices)

(727) 474-1810

(Issuer’s telephone number, including area code)

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

HempTech Corp, a Nevada corporation, is a provider of advanced Controlled Environment Agriculture (CEA) with sophisticated automation and analytical tools for the cultivators of legal industrial hemp and cannabis. We design and engineer specialized products using advanced sensors, process control techniques, big data aggregation, analytics and security solutions so cannabis growers can easily and effectively control every aspect of their operation. Through HempTech technologies, virtually every component of the plants' vegetative growth matrix and flower harvest is automated, documented and available in visible format both in real time and historically. This simplifies operations and ensures that the baselines set by the master grower are adhered to by the cultivation staff.

The Intelligent Automation Technology engineered for agricultural operations featuring CognetiX Cultivation Automation & Analytic Software drives improvement in productivity, efficiency, quality and sustainability. This industrial grade advanced Controlled Environment Agriculture (CEA) with analytical technology software, is being made available to small and large size cultivators that are not yet available in the Cannabis market. HempTech's goal is to provide cost effective and efficient cultivation of indoor cannabis through intelligent technologies and process control platforms.

HempTech provides a broad range of infrastructure products and services primarily to cannabis growers in states which have passed legislation authorizing this activity. Its products and services can be used in virtually all types of indoor agricultural grow industries. The company delivers either by direct sales to growers or by construction and lease to growers. HempTech is not directly involved in any aspect of cannabis production or distribution. The company has completed its development stage and is now a start-up company.

The company owns certain software, proprietary systems, provisional patents, and various copyrights, trademarks and trade secrets. Trademarks are used to distinguish its products in the marketplace. These include SPIDer™, SmartSense™, CannaTrax™, CognetiX ™, and SmartNergy™. The company’s intellectual assets are important and integral to the company’s ability to compete and produce operating profits.

CognetiX™ “A picture is worth a thousand words” and being able to visualize all the various aspects of a cultivation enterprise solves challenges before they become problems. CognetiX ™ is a dashboard controller system that allows the various computer systems to be integrated throughout a cultivator’s infrastructures. Using state-of–the-art API (application programming interface) connecting software packages, CognetiX ™ can allow all computer systems to be monitored with the ease of a smartphone application and the robust hardware of integrated servers or cloud-based apparatuses.

SPIDer- (Secure Perimeter Intrusion Detection Network) is a system to meet the needs of theft and malicious attacks. While the economy is seeing improvement, theft, site destruction, and malicious activity are still happening at an alarming rate and specifically within the legal Cannabis/Hemp industry. Looking forward we can expect no particular change in this phenomenon, due in large part, because of its specific draw. The SPIDer systems consist of 3 levels of detection to identify intruders and threats in areas that are restricted.

The first level utilizes an electronically charged coaxial cable woven into your chain link fencing. Excessive fence movement will set off an alarm through your network notification system that someone is attempting to enter your facility. This is a very cost effective means to secure your site to meet security requirements for your company. The second level consists of a visual intrusion monitoring system. It is a wireless, battery operated, and connected through the cellular network. It provides 24/7 monitoring and notification through the internet and email system. Once an intruder is identified an alarm is sent to the security team with a picture that allows you to identify if this is an authorized or unauthorized person. If it is an unauthorized person you can take the appropriate action.

The network system can quickly be deployed and moved to provide security coverage as needed. The third level is a multi-level detection and verification system that uses both level one and level two to rapidly identify a potential intruder and provide you information for an immediate decision. The combination of the two systems provides the additional barriers for quick action. Sometimes seconds are critical in preventing serious damage or theft at your site. The command center software provides intrusion notification to your network center and to individuals via email. For level two and three you receive a picture that enables you to make a more informed and quicker decision concerning your course of action.

The SPIDer solution addresses the potential threat facing the entire Cannabis/Hemp industry. With this system you are able to arm your security team with information that enables them to be proactive in addressing these costly activities. Compliance with state rules and regulations for the Cannabis/ Hemp industry is going to be essential. Though there are many security companies on the market, few are adapting themselves to the Cannabis industry.

SmartSense- is an advanced sensor and control product designed specifically for the agriculture industry. SmartSense provides advanced sensors and sensor networks for indoor grow facilities using hydroponics grow systems and outdoor soil based agriculture.

SmartNergy- is an advanced energy management and control product designed specifically for the indoor agriculture industry. SmartNergy manages and precisely controls the energy use and HVAC systems of the grow facility to optimize the environment while minimizing energy costs. The software’s predictive functionality also helps optimize energy use challenges proactively. We believe a cultivator’s huge electric bills can be scaled back when the entire grow is looked at as a complete and fully integrated operation.

GROWComm Solutions- is an engineering and professional services product group specifically developed to address the needs of the agriculture and cannabis grow industry. The group provides design, configuration and support to clients for solutions from enhancing an existing grow facility to managing the construction of a complete turn-key project.

The grow.droid - The grow.droid is a plug 'n play production environment with integration of agriculture equipment and the most advanced technologies available in automation and analytic software. The grow.droid platform gives a detailed analysis in real time and historical data views for profiling, operational management and peace of mind. Combining advances in Controlled Environment Agriculture (CEA) with sophisticated automation and analytical technology software for an intelligent platform accessible to all types of growers. Featuring CognetiX Cultivation Automation & Analytic Software that drives improvement in productivity, efficiency, quality and sustainability.

 Results of Operations

The period of April 01, 2016 to September 31, 2016

Revenue. We had no revenue for this period.

Operating Expenses. Operating expenses for the period of April 01, 2015 to March 31, 2016 were $ 324,374. Operating expenses for the period were comprised of organization costs as well as attorney fees, accounting fees, and other administrative expenses associated with setting up our operations.

Net Loss. Net loss for the period of April 01, 2016 to September 31, 2016 was ($ 353,853). This net loss was the result of organization costs, consulting fees, accounting fees, and administrative costs associated with setting up our operations. Currently operating costs exceed revenue because we do not have sales. We cannot assure when or if revenue will exceed operating costs.

The period of April 1, 2016 to September 30, 2016

Revenue. Total revenue for the period of April 1, 2016 to September 30, 2016 was $0. We anticipate that in the fourth quarter of 2016, our earnings will commence from expected sale of grow.droid I and II.

Operating Expenses. Operating expenses for the period of April 1, 2016 to September 30, 2016 were $324,374. Operating expenses for the period were comprised of research and development expenses for cultivation and technology research, marketing costs to promote the Company's new pending website, general and administrative expenses and professional outside service fees incurred in operating the R&D and manufacturing facility.

Net Loss. Net loss for the period of April 1, 2016 to September 30, 2016 was ($353,853). This net loss was the result of distribution of vested service in the amount of $ 1,625 and $352,228 in operating expenses. Currently operating costs exceed revenue because we do not have consistent sales. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had net cash $ 0 at April 1, 2016 and $-1,168 at September 30, 2016, primarily from loans given by our parent company, FutureWorld Corp. Since inception of March 01, 2014 till March 2016, our capital needs have primarily been met by our parent company, FutureWorld Corp. We will have additional capital requirements during 2016. We do not expect to be able to satisfy our cash requirements through online sales, and therefore we will attempt to raise additional capital through the sale of our common stock. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

Stock Based Compensation Expense

We expect to account any share-based compensation pursuant to SFAS No. 123 (revised 2004) Share-Based Payment, or SFAS No. 123R. SFAS No. 123R requires measurement of all employee share-based payments awards using a fair-value method. When a grant date for fair value is determined we will use the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We will estimate the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which HempTech has data. We will use judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

SFAS No. 123R requires us to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Annual changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

HempTech will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its stock-based awards on a prospective basis, and in incorporating these factors into the model. If our actual experience differs significantly from the assumptions used to compute its stock-based compensation cost, or if different assumptions had been used, we may record too much or too little share-based compensation cost. HempTech recognizes expense using the straight-line attribute.

Item 2.  Other Information

None.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF HEMPTECH CORP.

Balance Sheets as of September 30, 2016 (unaudited) and March 31, 2016 (audited)	7

Statements of Operations for the Six Months Ended September 30, 2016 (unaudited) and for the Day Ended September 30, 2015 (unaudited)	8

Statements of Cash Flows for the Six Months Ended September 30 (unaudited) and for the Day Ended September 30, 2015 (unaudited)	10

Notes to Financial Statements	11 to 24

The balance sheet of the Company at September 30, 2016 and the statement of operations for the six-month period ending September 30, 2016 on the following pages have been prepared by management and have not been audited or reviewed by an independent certified public accounting firm.

HEMPTECH CORP.

BALANCE SHEET

SIX MONTHS ENDED SEPTEMBER 30

(UNAUDITED)

BALANCE SHEET
APRIL 1, 2016 THROUGH SEPTEMBER 30, 2016
(UNAUDITED)

	For the Six months ending September 30,
	2016	2015
Current Assets
Cash in Banks	$(1,168)	$0
Accounts Receivable	50,161	50,100
Inventory	35,837	0
Prepaid expenses	6,667	0
Total Current Assets	91,497	50,100

Property and Equipment
Office Furniture & Equipment (Net)	135,657	1,053
Other Assets
Intangible Assets (Net)	657,617	275
Total Property & Equip and Other Assets	793,275	1,328

Total Assets	$884,771	$51,428

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Accounts Payable	$83,719	$2,428
Accrued Expenses	396,917	135,750
Notes Payable	0	139
Total Current Liabilities	480,636	138,317

Long Term Liabilities
Notes Payable/Officer	96,040	94,878
Security Deposits	0	0
Related Party Loans	916,094	0
Total Long Term Liabilities	1,012,134	94,874

Total Liabilities	$1,492,770	$233,191

Stockholders' Equity (Deficit)
Preferred stock, $.001 par 100,000,000 authorized, 273,666 issued & outstanding	82,000	0
Common stock, $.001 par 400,000,000 authorized, 53,728,058 issued & outstanding	53,728	111
Additional Paid-in Capital	8,574	466
Retained Deficit accumulated	(752,301)	(182,538)

Total Stockholders' Equity (Deficit)	(607,999)	(181,763)

Total Liabilities & Stockholders' Equity (Deficit)	$884,771	$51,428
The accompanying notes are an integral part of this financial statement.

HEMPTECH CORP.

STATEMENTS OF OPERATIONS

APRIL 1, 2016 THROUGH SEPTEMBER 30, 2016

(UNAUDITED)

	For the Six Months ended September 30,

	2,016	2,015
Operating Revenues
Income from Product Sales	$0	$0
Consulting Income	0	50,100
Cost of Goods Sold	0	0
Total Operating Revenue	0	50,100

Operating Expenses
Salaries and Benefits	190,041	181,500
Professional Fees	47,526	15,000
Other Administrative Expenses	86,807	12,960
Total Operating Expenses	324,374	209,460

Loss from Operations	(324,374)	(159,360)

Other Income and (Expenses)
Amortization Expenses	29,335	0
Interest expense	144	0
Total Other Income & Expense	29,479	0

Net Loss For the Period	$(353,853)	$(159,360)

Average Number of Shares Outstanding
Basic	52,424,487	111,274

Net Loss Per Common Share	(.001)	(1.43)

The accompanying notes are an integral part of this financial statement.

HEMPTECH CORP.

STATEMENTS OF CASH FLOWS

APRIL 1, 2016 THROUGH SEPTEMBER 30, 2016

(UNAUDITED)

	For the Six Months ended September 30,

	2,016	2,015
Cash Flows From Operating Activities
Net Loss	$(353,853)	$(159,360)
Adjustments to reconcile net loss from operations
to net cash used in operating activities:
Depreciation & amortization	28,985	106
Amortization for Debt Discount	0	0
Changes in working capital components:
Accounts Receivable	(60)	(50,100)
Purchase Inventory	(35,837)	(605)
Accounts payable	59,788	0
Pre-paid Expenses	(6,667)	0
Accrued salaries	143,500	120,500
Stock issued for vested Service	1,625	0
Miscellaneous current liabilities	38,972	39,313
Net Cash provided by Operating Activities	(123,547)	(50,146)

Cash Flows from Investing Activities
Increase in Intangible Properties	0	0
Net Cash provided by Investing Activities	0	0

Cash Flows from Financing Activities
Proceeds from issuance of Preferred Stock	82,000	0
Proceeds from Issuance of Notes Payable	0	0
Related Party Loans	$40,140	$50,146
Net Cash Provided by Financing Activities	122,140	50,146

Net Increase (Decrease) in Cash
Cash Balance, Beginning of the Year	239	0

Cash Balance, End of the Year	(1,168)	0
Supplemental Disclosures on Interest and Income Taxes Paid
Interest paid for the year end	0	0
Income taxes paid for the year end
Supplemental Schedule of Non-Cash Investing and Financing Activities:	0	0
Conversion of debt into common stock

The accompanying notes are an integral part of this financial statement.

HEMPTECH CORP.

(A NEVADA CORPORATION)

NOTES TO FINANCIAL STATEMENTS

 SEPTEMBER 30, 2016 (UNAUDITED)

The financial information presented should be read in conjunction with the Company’s latest annual audited financial statements to obtain full disclosure information.

NOTE 1	BASIS OF PRESENTATION

The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the consolidated financial statements reflect all adjustments (of a normal and recurring nature) which are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the six months ended September 30, 2016 are not necessarily indicative of the results to be expected for the entire fiscal year.

NOTE 2	ORGANIZATION AND BUSINESS ACTIVITIES

HempTech Corp, a Nevada corporation, is a provider of advanced Controlled Environment Agriculture (CEA) with sophisticated automation and analytical tools for the cultivators of legal industrial hemp and cannabis. We design and engineer specialized products using advanced sensors, process control techniques, big data aggregation, analytics and security solutions so cannabis growers can easily and effectively control every aspect of their operation. Through HempTech technologies, virtually every component of the plants' vegetative growth matrix and flower harvest is automated, documented and available in visible format both in real time and historically. This simplifies operations and ensures that the baselines set by the master grower are adhered to by the cultivation staff.

The Intelligent Automation Technology engineered for agricultural operations featuring CognetiX Cultivation Automation & Analytic Software drives improvement in productivity, efficiency, quality and sustainability. This industrial grade advanced Controlled Environment Agriculture (CEA) with analytical technology software, is being made available to small and large size cultivators that are not yet available in the Cannabis market. HempTech's goal is to provide cost effective and efficient cultivation of indoor cannabis through intelligent technologies and process control platforms.

At the date of this offering, Five Hundred Million Common (400,000,000) Shares, $0.001 par value, authorized and One Hundred Million (100,000,000) Shares of the Company’s voting Preferred Stock, $0.001 par value, were authorized. HempTech is a technology company specialized to address the needs of cultivators of industrial hemp and legal medical marijuana.

NOTE 3	BASIC AND DILUTED LOSS PER COMMON SHARE

Basic and diluted loss per common share common share is computed based on the weighted average number of common shares outstanding. Loss per share excludes the impact of outstanding options and warrants as they are antidilutive.

NOTE 4	FAIR VALUES OF ASSETS AND LIABILITIES

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses valuation methods and assumptions that consider among other factors the fair value of the underlying stock, risk-free interest rate, volatility, expected life and dividend rates in estimating fair value for the warrants considered to be derivative instruments.

NOTE 5	PROPERTY AND EQUIPMENT

Property and equipment as of September 30, 2016 and 2015 consists of the following:

	2016	2015

Computer equipment	$91,215	$567
Furniture and fixtures	50,563	0

Accumulated depreciation	196	13
Net	$141,974	$554

NOTE 6	CUSTOMER DEPOSITS

Currently, the Company does not have any deposits for its products. Our normal policy requires 50% deposits on all orders.

NOTE 7	DEFERRED OFFERING COSTS

The Company capitalizes certain costs associated with the offering of its stock and adjusts the deferred cost to offset offering proceeds upon closing of the offering or expenses the costs upon abandonment of the offering.

LONG TERM DEBT

The Company currently has no long term debt.

NOTE 9	COMMON STOCK

As of the filing of the Offering Statement on Form 1-A on August 03, 2016, there were no changes in the Common stock. We have not sold any shares and the percentage of beneficial ownership before the offering is based on 52,103,058 shares of common stock outstanding as of September 30, 2016.

	Shares Beneficially Owned
Name and Position of Beneficial Owner	Number	Percent

Sam Talari, Chairman, President and Chief Executive Officer (1)	39,325,595	77.8%

John Verghese, Chief Operating Officer and Director	0	0%

FutureWorld Corp. (1)	6,250,095	12.3%

John F. Graham, SR	1,781,761	3.5%

Terry Gardner	0	0%

All directors and executive officers as a group (three persons)	45,764,882	90%

______________

(1) The stocks owned indirectly through Talari Industries LLC. Mr. Talari is the sole director of Talari Industries LLC. Mr. Talari is the CEO of FutureWorld Corp.

NOTE 10	COMMITMENTS AND CONTINGENCIES

The Company has evaluated COMMITMENTS AND CONTINGENCIES through September 30, 2016, and determined that there were no COMMITMENTS AND CONTINGENCIES to disclose.

NOTE 11	RELATED PARTY TRANSACTIONS

There were no related party transactions for this financial report.

NOTE 12	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through September 30, 2016, which is the date of the filing of these financial statements, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements

Item 4.  Exhibits

2.1	Articles of Incorporation*

2.2	Bylaws*

4.1	Subscription Documents*

6.1	Posting Agreement, dated August 02, 2016, by and between HempTech Corp. and StartEngine Crowdfunding, Inc., with Warrant attached*

6.2	Exclusive MVA (Master Vendor Agreement) by and between HempTech Corp. and Tinkerer's Obsession Labs (TOL)*

6.3	Broker-Dealer Services Agreement with FundAmerica Securities, LLC*

8.1	Escrow Services Agreement with FundAmerica Securities, LLC*

9.1	Registered Transfer Agent Agreement*

*Filed with the original Offering Statement on Form 1-A on August 03, 2016 or with subsequent amendments to such Offering Statement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMPTECH CORP.

Date:	November 02, 2016	By:	/s/ Sam Talari
Sam Talari, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Sam Talari	Chief Executive Officer	November 02, 2016
Sam Talari	(Principal Executive Officer)

/s/ Sam Talari	Chief Financial Officer (Principal	November 02, 2016
Sam Talari	Financial Officer and Principal Accounting Officer)